August 24, 2018

Xiaoping Chen
Chairman and Chief Executive Officer
Viomi Technology Co., Ltd
Wansheng Square, Rm 1302 Tower C
Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220
People's Republic of China

       Re: Viomi Technology Co., Ltd
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted on August 15, 2018
           CIK No. 0001742770

Dear Mr. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A Submitted August 15, 2018

Risk Factors, page 16

1. We note your disclosure on pages 33 and 34 that the agreements under your contractual arrangements provide for arbitration in China. Please disclose, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the
       VIE agreements, rather than claims under the United States federal securities laws and do
 Xiaoping Chen
Viomi Technology Co., Ltd
August 24, 2018
Page 2
         not prevent shareholders of the company from pursuing claims under the United States federal securities laws.
Use of Proceeds, page 57

2. We note your response to our prior comment 3. Since you will be receiving offering proceeds in U.S. dollars, please also quantify the statutory limits on loans you may make to your PRC subsidiary and VIEs in U.S. dollars.
Description of American Depositary Receipts, Jurisdiction and Arbitration, page 180

3. We note that the deposit agreement contains (i) a provision that permits the resolution of any dispute under the deposit agreement through arbitration and (ii) a waiver of jury trial provision. Please expand your disclosure to clarify whether, and if so how, these provisions affect the rights of your ADS holders to pursue claims under United States federal securities laws.
        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameXiaoping Chen                                Sincerely,
Comapany NameViomi Technology Co., Ltd
                                                               Division of
Corporation Finance
August 24, 2018 Page 2                                         Office of
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FirstName LastName